[PREGIS CORPORATION LETTERHEAD]

May 9, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Andrew P. Schoeffler

RE:	Pregis Corporation
Registration Statement No. 333-130353

Dear Mr. Schoeffler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pregis Corporation hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 12:00 p.m. EDT on May 11, 2007, or as soon thereafter as it is practicable.

Very truly yours,

PREGIS CORPORATION

By: /s/ Steve C. Huston

       Name: Steve C. Huston

       Title: Vice President, General Counsel and Secretary